

Right Answers, Right Here.

TANNER
Accountants & Advisors

12 VUE Cler, LLC

Financial Statements
As of September 30, 2021 and For the Period from Inception
(April 10, 2019) through September 30, 2021

Together with Independent Accountants' Review Report



TANNER

Independent Accountants' Review Report

To the Board of Directors and Managers of
12 VUE Cler, LLC

We have reviewed the accompanying balance sheet of 12 VUE Cler, LLC (d/b/a Vue) (the Company) as of September 30, 2021, and the related statements of operations, members' deficit and cash flows for the period from inception (April 10, 2019) through September 30, 2021 and the related notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Independent Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Independent Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Tanner LLC

January 13, 2022

36 S. State St., Suite 600, Salt Lake City, UT 84111-1400

Balance Sheet

		As of September 30, 2021
Assets		
Current assets:		
Cash	$	73,538
Accounts receivables		209,189
Prepaid expenses and other current assets		50,528
Total current assets		333,255
Intangible assets, net		400,613
Total assets	$	733,868
Liabilities and Members' Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$	124,917
Accrued compensation		289,367
Current portion of deferred revenue		130,581
Current portion of convertible debt		82,000
Total current liabilities		626,865
Convertible debt, net of current portion		15,000
Deferred revenue, net of current portion		75,835
Other liabilities		18,188
Total liabilities		735,888
Commitments and contingencies		
Members' deficit:		(2,020)
Total liabilities and members' deficit	$	733,868

See accompanying notes to financial statements.

Statement of Operations

	For the Period from Inception (April 10, 2019) through September 30,
	2021
Revenue	$ 267,763
Cost of revenues	239,401
Gross profit	28,362
Operating expenses	862,041
Operating loss	(833,679)
Other income:	
Gain on forgiveness of Payroll Protection Program (PPP) Loan	38,300
Net loss	$ (795,379)

See accompanying notes to financial statements.

Statement of Members' Deficit

For the Period from Inception (April 10, 2019) through September 30, 2021

	Preferred Units		Class B Units		Total Members' Deficit
	Shares	Amount	Shares	Amount	
Balance at Inception (April 10, 2019)	-	$ -	-	$ -	$ -
Issuance of Preferred Units for cash	2,818,817	375,000	-	-	375,000
Simple agreements for future equity (SAFE) conversions, at discount	370,577	413,562	-	-	413,562
Issuance of Class B Units for services	-	-	277,081	-	-
Class B Unit Warrants issued for services	-	-	9,700	-	-
Unit compensation expense	-	-	-	4,797	4,797
Net loss	-	-	-	-	(795,379)
Balance at September 30, 2021	3,189,394	$ 788,562	286,781	$ 4,797	$ (2,020)

Statement of Cash Flows

	For the Period from Inception (April 10, 2019) through September 30, 2021
Cash flows from operating activities:	
Net loss	$ (795,379)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	77,118
Accounts receivable	(209,189)
Prepaid expenses and other current assets	(50,528)
Incentive unit compensation	4,797
Interest expense due to beneficial conversion	78,562
Changes in operating assets and liabilities:	
Accounts payable and accrued liabilities	90,675
Accrued compensation	289,367
Deferred revenue	206,416
Other liabilities	18,188
Net cash used in operating activities	(289,973)
Cash flows from investing activities:	
Increase of capitalized software development costs	(140,658)
Increase in intellectual property	(337,073)
Net cash used in investing activities	(477,731)
Cash flows from financing activities:	
Borrowings on issuance of preferred units	710,000
Proceeds from issuance of Paycheck Protection Program (PPP) loan	34,242
Proceeds from issuance of convertible debt	97,000
Net cash provided by financing activities	841,242
Net change in cash	73,538
Cash at beginning of period	-
Cash at end of period	$ 73,538
Supplemental schedule of investing and financing activities:	
Conversion of SAFE's into preferred units	$ 335,000

Notes to Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

12 VUE Cler, LLC (the Company) was incorporated on April 10, 2019 as a Delaware Limited Liability Company headquartered in Lehi, Utah and does business as VUE. The Company is a wedding and event software as a service that creates customized packages to fit customer needs to plan and coordinate such events.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include useful lives for intangibles, impairment of long-lived assets and valuation of warrants and equity incentive unit compensation.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

In the normal course of business, the Company provides credit terms to its customers and generally requires no collateral. A major customer is considered to be one that comprises more than 10% of the Company's accounts receivable or annual revenues. For the period from inception (April 10, 2019) through September 30, 2021 there were no concentrations of revenue, accounts receivable or vendors.

Receivables

The Company records its accounts receivable at sales value. The Company's accounts receivable are minor as most of its customers are set up with autopay each month for a set amount. An allowance for uncollectible receivables has not been recorded as the amount is considered to be immaterial as of September 30, 2021. The Company also records deferred receivables that correspond with deferred revenue for future billings that are owed to the Company based upon the contracts, but which services have not yet been performed.

Intangible Assets

Intangible assets consist of intellectual property and technology development. Technology development costs consist primarily of compensation and benefits paid to employees assisting in the application development stage which costs are capitalized. The Company discontinues capitalization upon entering the post-implementation stage and expenses ongoing maintenance and support costs. Intangible assets with definite lives are amortized over their estimated useful lives using the straight-line method as follows:

Intellectual property	10 years
Technology development	5 years

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of September 30, 2021.

Revenue Recognition

The Company recognizes revenue as services are performed over time to customers. The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606 – Revenue from contracts with customers and recognizes revenue when it satisfies a performance obligation in an amount reflecting consideration to which it expects to be entitled. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, and (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied. Revenue from services rendered prior to all of the above listed criteria being met is deferred.

Cost of Revenues

Cost of revenues includes vendor payments to event operators or partners with VUE for event services to be delivered to customers through their curated event service package. Costs include payments to venues, caterers, florists, bartenders etc. and are recorded in the same period in which the associated net revenues are recorded.

Sales Tax

The Company accounts for sales tax on a net basis.

Unit-Based Compensation

Unit-based payments made to employees, including grants of employee unit options, are measured using a fair value-based method. The related expense is recorded in the statement of operations over the period of service.

Income Taxes

As a limited liability company, the Company's taxable income is the responsibility of its members. Therefore, no provision for income taxes has been included in the accompanying financial statements. As of September 30, 2021 the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Forgiveness of Long-Term Debt

During April 2020, the Company obtained a loan under the Paycheck Protection Program (PPP), a component of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) (also see Note 4). PPP loans are forgivable if conditions involving maintenance of payroll and employee headcount and certain other conditions are satisfied. The Company has elected to account for the PPP loan as a financial liability in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470 - Debt. Accordingly, the Company will recognize the debt forgiveness when it has been legally released from the liability.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through January 13, 2022, which is the date the financial statements were available to be issued.

2. Liquidity

Historically, the Company has relied upon cash flows from financing activities (primarily debt and equity issuances) to supplement operating cash flow deficits. The Company reported a net loss for the period from inception (April 10, 2019) through September 30, 2021 and has an accumulated deficit and negative working capital as of the same period. Management believes that existing cash balances, revenues from newly acquired customers and availability to additional financing will be adequate to fund operations at existing levels beyond one year form the date the financial statements were available to be issued. However, no assurance can be provided that existing funds will be adequate to fund operations or that the line of credit will be renewed or replaced. If existing funds are not adequate, management will be required to raise additional capital through the issuance of debt or equity. Historically, management has been successful in its efforts to raise capital but there is no assurance that management would be successful raising capital with terms acceptable to the Company.

3. Intangible Assets
Intangible assets consist of the following as of September 30:

	2021
Intellectual property	$ 337,073
Technology development	140,658
	477,731
Less accumulated amortization	(77,118)
	$ 400,613

Amortization expense resulting from intangible assets was $77,118 for the period from inception (April 10, 2019) through September 30, 2021.

4. Debt
The Company has a PPP loan in the amount of $34,242, with fixed interest of 1.0% per annum, maturing in February 2026. Payments are deferred until August 2022. The terms of the loan allow for it to be forgiven if certain conditions are met. At such time as the full obligation, or a portion thereof, is forgiven, the Company will remove that portion of the note payable and record other income from debt forgiveness.

The Company also has convertible promissory notes totaling $97,000 with certain members. The notes accrue interest at 8% per annum on the principal balance and is due and payable at the maturity date of each note. Promissory notes of $82,000 mature in September 2022 and are recorded as current debt while the remaining notes mature in October 2022 or March 2023 and are recorded as long-term debt. Notes will convert automatically to equity securities if the Company enters into equity financings resulting in gross proceeds of at least $1,000,000.

During the period, the Company issued warrants for the purchase of 9,700 shares of common class B units with an exercise price of $.10 per share in conjunction with a note payable. The warrants expire in September 2025. The value of the warrants was determined to be immaterial using the Black-Scholes valuation model and therefore was determined not to be recorded as a discount on the notes payable, being amortized as interest expense over the life of the loan.

5. Commitments and Contingencies

Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company's financial position, results of operations, or liquidity.

6. Members' Deficit

The Company has three classes of units (Preferred, Class A and B). The Company has authorized 20,000,000 preferred units of which 3,189,394 are issued and outstanding as of September 30, 2021. The Company has authorized 10,000,000 of both Class A and Class B units of which 0 and 286,781 are issued and outstanding, respectively, as of September 30, 2021.

Liquidation

In the event of a liquidation or distributions to members, Preferred unit holders are entitled to first receive amounts up to 1x the investment amount, plus accrued but unpaid dividends on the Preferred units. Any remaining amounts are allocated to Class A and Class B unit holders pro rata based on their ownership percentages. Additionally before any distributions are made to holders of Class A or Class B units, the Preferred unit holders shall be entitled to distributions equal to, in the aggregate, 6% per annum of the amount contributed by the Preferred unit holders.

Voting

Holders of outstanding preferred units shall be entitled to such number of votes for each preferred unit of a particular series. Each holder of outstanding Class A units shall be entitled to one vote for each Class A unit held by such member. Holders of preferred units shall vote together with holders of Class A units as a single class. Holders of Class B units do not have any voting rights.

Member Rights

Holders of Preferred units have protective provisions that require the majority consent for specific actions including the following: amend or repeal any provision of the Company's certificate of formation or operating agreement; authorize, create or issue membership interests of any new series or class, bonds notes or other obligations having rights to purchase any shares on ap arity with or having preference or priority over the Preferred units; reclassify any outstanding Preferred, Class A or Class B units into membership interests having any preference or priority superior to or on a parity with such preference and priority of the Preferred units; change the nature of the Company's business or the size of the Board.

7. Unit-Based Compensation and Warrants

Unit-Based Compensation

The Company's amended and restated operating agreement authorizes an equity incentive unit compensation plan that allows for issuances of Preferred, Class A and Class B units. The combined authorized units total 40,000,000. The awards granted have a service feature, vesting over a requisite service period. The fair value of the unit is expensed ratably over the vesting period based upon the grant date fair value of the units.

The fair value of unit-based compensation is determined on the grant date using the Black-Scholes option-pricing model, which requires the Company to make several assumptions. The risk-free interest rate is based on U.S. Treasury interest rates. The dividend yield on the Company's units is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future.

Currently, there is no active market for the Company's units. Therefore, the Company used the historical volatility of similar public companies, which are representative of the Company's industry, to calculate the expected volatility. The expected life of the units are based on the average of the contractual term and vesting term of the units, due to the fact that historical exercise experience is not readily available. Forfeitures of units are accounted for in the period they occur as a reduction of unit-based compensation expense, which to date there have been no forfeitures.

Unit-based compensation for the period from inception (April 10, 2019) through September 30, 2021 was $4,797. As of September 30, 2021, the Company had $23,881 of unrecognized unit-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 2.87 years.

Warrants

As of September 30, 2021, the Company had 9,700 outstanding warrants to purchase Class B units. Such warrants have an exercise price of $.10 and a remaining life of 3.96 years. The Company valued the warrants using the Black-Scholes option-pricing model and determined that the fair value of the warrants was immaterial for the period from inception (April 10, 2019) through September 30, 2021.

8. Related Party Transactions

The Company has approximately $289,000 in unpaid wages due to the Chief Executive Officer (CEO) recorded as a liability on the accompanying balance sheet as of September 30, 2021.

As of September 30, 2021, the Company owes approximately $30,000 to a related party entity which is recorded as a liability on the accompanying balance sheet.

The CEO owns a total of 2,558,200 of the Company's shares, while relatives of the CEO own a total of 167,312 shares. A convertible promissory note of $82,000 also exists as of September 30, 2021 between the Company and CEO.

9. Subsequent Events

In October 2021, the Company entered into convertible promissory notes with certain members totaling $130,000 with an 8% interest rate payable per annum and maturity dates in October 2023.